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                             July 22, 2022

       Brett Kaufman
       Chief Financial Officer
       AFC Gamma, Inc.
       525 Okeechobee Blvd.
       Suite 1770
       West Palm Beach, FL 33401

                                                        Re: AFC Gamma, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-39995

       Dear Brett Kaufman:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
       Liquidity and Capital Resources, page 76

   1.                                                   We note your disclosure
on page F-11 that to maintain the Company   s status as a
                                                        REIT, payment-in-kind
interest, a non-cash source of income, must be paid out to
                                                        stockholders in the
form of dividends for the year earned, even though the Company has not yet collected the
cash. We further note your dividends paid to stockholders exceeded the net cash provided
by operating activities. To the extent your dividends were not paid out of operating cash
flows, please tell us what consideration you gave to disclosing the source of your dividend
payments.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Brett Kaufman
AFC Gamma, Inc.
July 22, 2022
Page 2

absence of action by the staff.

      You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-
3295 with any questions.



FirstName LastNameBrett Kaufman                        Sincerely,
Comapany NameAFC Gamma, Inc.
                                                       Division of Corporation
Finance
July 22, 2022 Page 2                                   Office of Real Estate &
Construction
FirstName LastName